

AA7
3-24-2004

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 7 2004

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FROGGATTE & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 NORTH MAIN

                                    (No. and Street)

WICHITA	KANSAS	67202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THERON FROGGATTE   (316) 264-6300
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUTSCHENRITTER & JOHNSON, L.L.C.

                    (Name — if individual, state last, first, middle name)

345 RIVERVIEW, SUITE 504	WICHITA	KANSAS	67203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 29 2004

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___THERON FROGGATTE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FROGGATTE & COMPANY_____, as of ___DECEMBER 31_____, 19 2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FROGGATTE & COMPANY

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2003

TABLE OF CONTENTS



GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Froggatte & Company
Wichita, Kansas

We have audited the accompanying statement of financial condition of Froggatte & Company (a Kansas Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Froggatte & Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutschenritter & Johnson, L.L.C.

February 6, 2004

FINANCIAL STATEMENTS

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable $ 7,307
Commissions payable   4,166

            TOTAL CURRENT LIABILITIES   11,473

STOCKHOLDERS' EQUITY
Original preferred stock, $7.125 per share, semi-annually, cumulative
   no par value (stated value of $.001); authorized 10,000
   shares, issued and outstanding 1,000 shares   150,000
Common stock, no par value, authorized 100,000 shares,
   issued and outstanding 100,000 shares   6,110
Additional paid-in capital   78,860
Retained deficit   (5,525)
                          229,445

                                $ 240,918

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF INCOME
Year Ended December 31, 2003

REVENUES
Commission income	$	178,272
Underwriting profits		97,413
Financial advisory services income		209,665
Interest		17,048
TOTAL REVENUES		502,398

EXPENSES
Commissions	229,109
Payroll	102,945
Net trading loss	1,536
Bad debt expense	60,562
Property and equipment expense	60,510
Depreciation	227
Office expense	23,300
Fees and outside services	114,301
Travel and client services	5,453
Interest	398
Other operating expense	4,452
	602,793

LOSS BEFORE INCOME TAXES	(100,395)
INCOME TAX BENEFIT	18,413
NET LOSS	$ (81,982)

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2003

| | Preferred Stock | | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total |
	Number of Shares	Amount	Number of Shares	Amount			
BALANCE, December 31, 2002	1,333	$175,000	100,000	$6,110	$78,860	$76,735	$336,705
Redemption of senior preferred stock	(333)	(25,000)	–	–	–	–	(25,000)
Preferred stock dividends paid	–	–	–	–	–	(278)	(278)
NET LOSS	–	–	–	–	–	(81,982)	(81,982)
BALANCE, December 31, 2003	1,000	$150,000	100,000	$6,110	$78,860	$ (5,525)	$229,445

See accompanying notes.

- 4 -

FROGGATTE & COMPANY
STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (81,982)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	227
(Increase) decrease in:	
Deposit with clearing organization	(149)
Receivables	46,232
Prepaid expenses	(87)
Refundable income taxes	(18,413)
Increase (decrease) in:	
Accounts payable	(36,972)
Commissions payable	(30,081)
Income taxes payable	(15,490)
Other accrued expenses	(344)
NET CASH USED IN OPERATING ACTIVITIES	(137,059)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Payment for redemption of senior preferred stock	(25,000)
Payment of preferred stock dividends	(278)
NET CASH USED IN FINANCING ACTIVITIES	(25,278)
NET DECREASE IN CASH	(162,337)
CASH AT BEGINNING OF YEAR	181,044
CASH AT END OF YEAR	$ 18,707
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ 398
Income taxes paid	$ 15,490

See accompanying notes.

FROGGATTE & COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Froggatte & Company (the Company) primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities to customers primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In accordance with regulations under The Securities Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC).

The Company is registered with and is a member of the National Association of Securities Dealers, Inc. (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Cash and Cash Equivalents

For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, certificates of deposit, and money market accounts are considered cash, and unrestricted investments with an original maturity of three months or less are considered cash equivalents. For the year ended December 31, 2003, cash and cash equivalents consisted of a demand deposit account and money market accounts.

Securities Owned, Trading Accounts

Securities owned are valued at market based upon published sources or quotes from independent security dealers.

Revenue Recognition

Commission revenues are recorded on a trade date basis. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

FROGGATTE & COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

Income Taxes

Income taxes for the Company are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a $50,000 deposit with its clearing organization. The amount on deposit at December 31, 2003 was $50,591.

NOTE C – SHAREHOLDER RECEIVABLE

Advances made to the Company's majority shareholder were $100,336 as of December 31, 2003. The advances are unsecured and are to be paid from future commissions and bonuses.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 consists of leasehold improvements with estimated useful lives of 39 years. Depreciation expense for the year ended December 31, 2003 was $227.

FROGGATTE & COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE E - LEASES WITH RELATED PARTIES

The Company leases its office space from a company related by common ownership. The agreement has been classified as an operating lease and calls for monthly payments of $3,000 in base rent plus the Company's pro rata share of taxes, insurance, and maintenance costs. The Company recorded rent expense of $36,000 during 2003 under this agreement.

The Company also leased some of its furniture and equipment from the same company for the year. The agreement has been classified as an operating lease and calls for monthly payments of $2,000. The Company recorded rent expense of $24,000 during 2003 under this agreement.

NOTE F - INCOME TAXES

Income tax benefit consists of the following at December 31, 2003:

Current	
Federal	$ 18,413
State	—
	$ 18,413

The income tax provision differs from the benefit that would result from applying federal statutory rates to loss before income taxes because of non-deductible items.

At December 31, 2003, the Company had a deferred tax asset of $7,191 for net operating and capital loss carryforwards that may be used to offset future income and capital gains. Due to the uncertainty of future income and capital gains, the Company has recorded a valuation allowance against the deferred tax asset. Therefore, no deferred tax asset is recognized at December 31, 2003. The increase in the valuation allowance from December 31, 2002 to December 31, 2003 was $4,591.

At December 31, 2003, the Company had federal and state net operating loss carryforwards, which may be applied to future taxable income, of $5,830 and $94,869, respectively. The federal and state net operating losses will expire in 2023 and 2013, respectively. The Company also had a capital loss carryforward of $16,809 at December 31, 2003, which may be applied to future capital gains and may be carried forward five years.

FROGGATTE & COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE G - PREFERRED STOCK

In March 2000, the Company entered into a preferred stock subscription agreement and stock restriction agreement with an investor whereby the investor would purchase 1,000 shares of non-voting, no par, cumulative senior preferred stock for $75,000. In March 2003, the remaining 333 shares of senior preferred stock were redeemed for $25,000 and all dividends in arrears were paid. The senior preferred stock provided for cumulative, semi-annual dividends at a rate of 1% per annum, payable in cash, when declared. At December 31, 2003, the Company had $44,021 of original preferred stock dividends in arrears (or otherwise stated as $44.021 per share). No distributions on common stock dividends can be paid until all preferred stock dividends in arrears are paid. The Company has the option to redeem the original preferred stock at $150 per share.

NOTE H – EMPLOYEE BENEFIT PLAN

The Company terminated its 401(k) plan during the year ended December 31, 2003.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $77,178 and $50,000 respectively. The Company's aggregate indebtedness to net capital ratio was .15 to 1 for 2003.

NOTE J - OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

FROGGATTE & COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE K – CONTINGENCY

In conjunction with several other Companies, the Company is being sued by a client. The case involves action against the Company alleging professional malpractice/negligence and breach of contract in connection with financial advisory services and a contract between the Company and the Plaintiff. The case is pending and currently the parties are engaged in discovery to prepare for trial. The outcome is uncertain.

In accordance with Statement of Financial Accounting Standards No. 5, the amount of the loss, if any, that may ultimately be realized has not been reflected in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

FROGGATTE & COMPANY
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2003

AGGREGATE INDEBTEDNESS

Accounts payable	$	7,307
Commissions payable		4,166
TOTAL AGGREGATE INDEBTEDNESS	$	11,473

NET CAPITAL
Credit terms

Preferred stock	$	150,000
Common stock		6,110
Additional paid-in capital		78,860
Retained deficit		(5,525)
TOTAL CREDIT TERMS		229,445

Deductions and charges

Receivables from employees	13,902
Receivable from shareholder	100,336
Prepaid expenses	6,376
Property and equipment, at cost, less accumulated depreciation	7,650
Other assets	3,300
Note receivable	20,703
TOTAL DEDUCTIONS AND CHARGES	152,267

NET CAPITAL	$	77,178

CAPITAL REQUIREMENTS

Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for nonclearing firm ($50,000)	$	50,000
Net capital in excess of requirements		27,178
	$	77,178
Ratio of aggregate indebtedness to net capital		.15 to 1

- 11 -

FROGGATTE & COMPANY
SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF
AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT
OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
As of December 31, 2003

AGGREGATE INDEBTEDNESS
    Aggregate indebtedness as reported by
       registrant in Part IIA of Form X-17A-5
       as of December 31, 2003 $ 9,278
    Adjustments
       Employee benefits payable   2,195

       TOTAL AGGREGATE INDEBTEDNESS ON SCHEDULE I $ 11,473

NET CAPITAL
    Net capital as reported by the registrant
       in Part IIA of Form X-17A-5 as of
       December 31, 2003 $ 61,302
    Adjustments
       Employee benefits payable   (2,195)
       Refundable income taxes   18,413
       Receivables from employees   (342)

       TOTAL NET CAPITAL ON SCHEDULE I $ 77,178